1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	March 25, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 22 March regarding the resolutions passed at the meeting of the board of directors of the Company (the “Board”) and the circular dated 25 March 2013, in relation to, among other things, the proposal for provision of financial guarantees to the Company’s wholly-owned subsidiaries (the “Guarantee”) and submission of the same to the general meeting of the Company for approval. Details of the Guarantee are as follows:

•	Name of the guaranteed party: Yancoal International Resources Development Co., Limited (“Yancoal International Resources”), a wholly-owned subsidiary of the Company;

•	Amount of the Guarantee and guarantees already provided by the Company to Yancoal International Resources:

(a)	to authorize the Company to provide Guarantee of an aggregate amount not exceeding US$2 billion to Yancoal International Resources;

(b)	as approved at the 2012 second extraordinary general meeting of the Company, the Company has provided guarantees to Yancoal International Resources which acted as the bond issuer for the Company’s US$1 billion corporate bonds issued in the overseas market;

•	As at the date of this announcement, the Company has no overdue external guarantees;

•	The Guarantee and the authorization to the Board in relation to the provision of the Guarantee are subject to approval by the shareholders of the Company at the general meeting.

1.	Basic information of the guaranteed party

In order to establish a scientific and regulated assets management structure and provide multi-channels of overseas financing platforms, in 2011, the Company set up Yancoal International (Holding) Company Limited (“Yancoal International”) as its wholly-owned subsidiary with an aggregate amount of capital contribution of US$2.8 million in Hong Kong. Yancoal International further set up Yancoal International Resources as its wholly-owned subsidiary with an aggregate amount of capital contribution of US$0.6 million. Yancoal International Resources acts as one of the main overseas financing platforms of the Company.

As approved at the second extraordinary general meeting of the Company in 2012, the Company issued the US$1 billion corporate bonds which were listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). Yancoal International Resources acted as the bond issuer in such corporate bond issue. For details, please refer to the 2012 annual report of the Company published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

As at 31 December 2012, the total assets of Yancoal International Resources were RMB6.205 billion, the total liabilities (including the liabilities created by the US$ corporate bonds issued which were equivalent to approximately RMB6.285 billion) were RMB6.330 billion, and the net assets were RMB -124 million. Since Yancoal International Resources did not carry out any operational business, its revenue in 2012 was nil. Its net profit amounted to RMB -128 million, which was mainly as a result of the payment of the underwriting fees and the provision of interest for the US$ corporate bonds.

2.	Particulars of the Guarantee agreement and the object of the Guarantee

At this stage, the Company has not signed the Guarantee agreement. The Company will determine an appropriate method of financing based on market conditions and the financing business arrangement. During the term of the Guarantee, the Company will implement the Guarantee in strict compliance with the authorization granted by the shareholders of the Company at the general meeting.

3.	Opinion of the Board

The directors of the Company (the “Director(s)”) (including the independent non-executive Directors) consider that the provision of Guarantee is in line with the operation needs of the Company, and since the guaranteed party is a wholly-owned subsidiary of the Company, that the risks in association with the Guarantee can be effectively controlled and prevented. Therefore, the provision of the Guarantee will not be detrimental to the interests of the Company and the shareholders as a whole.

4.	Accumulative amounts of external guarantees and overdue guarantees

As at the date of this announcement, the accumulative amount of the external guarantees provided by the Company (all of which are guarantees provided by the Company to its wholly-owned subsidiaries or controlled subsidiaries) was RMB27.93 billion in total, representing approximately 62.53% of the audited net assets of the Company as at the end of 2012. For details of such external guarantees, please refer to the 2012 annual report of the Company published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

As at the date of this announcement, the Company has no overdue external guarantees.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

25 March 2013

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC